Exhibit 99.8
PRESS RELEASE
7 May 2009
Sale of Eksportfinans’ subsidiary Kommunekreditt Norge AS to Kommunal Landspensjonskasse (KLP)
Eksportfinans is pleased to announce that the process for selling Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS to KLP has been finalized, pending necessary government authorizations and other closing conditions. Eksportfinans considers this to be a very good solution for the local government sector in Norway, as well as for the employees of Kommunekreditt.
The shares were sold at book value on March 31, 2008, which was NOK 870 million. Pursuant to the agreement with KLP, Eksportfinans will retain approximately NOK 11 billion of loans lent by Kommunekreditt. In addition Eksportfinans will provide funding to KLP for the remainder of Kommunekreditt’s loan portfolio for a period of two years on agreed terms.
Kommunekreditt provides loans to the Norwegian local government sector in a broad sense. Eksportfinans took over the company from Kreditkassen in 1999, at which time the loan portfolio was around NOK 5 billion. With a strategy to become an important financing partner for the local government sector, the lending balance increased significantly every year until 2008. By spring 2008, the company’s lending portfolio reached a peak of around NOK 70 billion. President and CEO of Eksportfinans, Gisele Marchand comments: “ In the decade that Kommunekreditt has been owned by Eksportfinans it has made an important contribution to development and welfare through the financing of a number of projects in areas such as infrastructure, schools, child care facilities, nursing homes, roads, bridges, ports and water supply.”
Eksportfinans’ reason for selling Kommunekreditt is to ensure that Kommunekreditt can continue to be an attractive financial partner for its clients, also in the current demanding financial markets. ”As a consequence of the global financial crisis it has been challenging for Eksportfinans to obtain sufficient competitive, long term funding to enable Kommunekreditt to grow and develop further since the autumn of 2008. In Eksportfinans opinion KLP is well positioned to be a strategic, long term owner of Kommunekreditt”, says Gisele Marchand.
Through this agreement Eksportfinans will enhance its capacity to finance the Norwegian export industry. This will be the company’s core business going forward.
Pareto has assisted Eksportfinans in the sales process.
More information is available on www.eksportfinans.no.
Contacts:
President and CEO Gisele Marchand, ph 22 01 22 01, mail gma@eksportfinans.no
EVP Director of staff /communications Elise Lindbæk, tlf 90 51 82 50, mail el@eksportfinans.no